ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

February 27, 2014	Rajib Chanda
202-508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Ladies and Gentlemen:

On behalf of Managers Trust II (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 57 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective 60 days after filing unless superseded by a subsequent filing.

The Amendment relates solely to Managers AMG GW&K Enhanced Core Bond Fund (formerly, Managers AMG GW&K Fixed Income Fund) and Managers Short Duration Government Fund, each a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda

Securities and Exchange Commission	- 2 -	February 27, 2014